Exhibit 19.2

Policy Regarding Transactions in YUMC Securities by YUMC and Executive Officers and Disclosure of Material Nonpublic Information and Inside Information

The following corporate policy applies to transactions in Yum China Holdings Inc. (“YUMC”) securities by YUMC and by those employees designated by YUMC as executive officers covered by this policy (each, an “Executive Officer”). “YUMC securities” include common stock, debt securities, options, rights to purchase, sell, exchange for or convert into such securities (including warrants, puts, calls and straddles) and related derivative securities.

Covered Transactions. Any transaction involving YUMC securities is covered by this policy. All Executive Officers must obtain a written pre-clearance approval from the Legal Department for any transaction involving YUMC securities. Examples of transactions requiring pre-clearance can be found at the end of this policy.

Covered Persons.

An Executive Officer not only has to ensure that he/she does not enter into transactions involving YUMC securities during the Absolute Prohibition Periods (as defined below). He/she must also ensure that the following persons or entities (the “Covered Persons” and each, a “Covered Person”) do not enter into transactions involving YUMC securities during the Absolute Prohibition Periods.

(i)
Trustee. Where an Executive Officer is a trustee, this policy will apply to all dealings of the trust as if he/she were dealing on his own account (unless (1) the Executive Officer is a bare trustee1; and (2) neither the Executive Officer nor any of his/her close associates2 is a beneficiary of the trust).

(ii)
Family or companies controlled by the Executive Officer. The restrictions on dealings by an Executive Officer contained in this policy applies to any dealings by an Executive Officer’s spouse, or by or on behalf of any minor child or stepchild (natural or adopted), any family members residing with the Executive Officer, anyone else residing in the Executive Officer’s household, any family members who do not reside with the Executive Officer but whose transactions in YUMC securities are directed by the Executive Officer or are subject to his/her influence or control, and any other dealings which, for the purposes of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”), such Executive Officer is deemed interested in (e.g., entities over which an Executive Officer has control of one-third or more of the voting power, or if such entities or entities’ directors are accustomed to acting in accordance with the Executive Officer’s directions).

(iii)
Investment managers (discretionary or otherwise). When an Executive Officer places investment funds comprising securities under professional management, discretionary or otherwise, the managers must nonetheless be made subject to the same restrictions and procedures as the Executive Officer himself in respect of any proposed dealings in the securities. The Executive Officer must ensure that his/her investment managers are aware of the identity of any company of which he/she is an Executive Officer so as to enable them to anticipate possible difficulties.

YUMC Prohibitions. YUMC must not deal in any YUMC securities at a time when it possesses material nonpublic information or inside information concerning YUMC or its subsidiaries.

Absolute Prohibition Periods. During the periods set out below, a Covered Person must not deal in any YUMC securities.

(i)
Material Nonpublic Information/Inside Information. No transaction in YUMC securities may be

1 A “bare trustee” is one who has no power or duties except to transfer the YUMC securities under trust in accordance with the directions of the beneficial owner.

2 “Close associates” of an individual generally include his/her spouse, children and stepchildren under 18 years old, any family members residing with the individual, anyone else residing in the individual’s household, any family members who do not reside with the individual but whose transactions in YUMC securities are directed by the individual or are subject to his or her influence or control, and 30%-controlled company.

undertaken, even in a window period, if you possess material nonpublic information or inside information concerning YUMC or its subsidiaries. The examples of material information and inside information include, but not limited to: internal financial information which departs in any way from what the market would expect; changes in sales, earnings or dividends; an important financing transaction; stock splits or other transactions relating to YUMC stock; mergers, tender offers or acquisitions of other companies, or major purchases or sales of assets; major management changes; sales or purchases by YUMC of its own securities; major litigation; and major transactions with other companies, such as joint ventures or licensing agreements. Material nonpublic information or inside information is positive or negative information that is not generally available to the investing public and would affect the decision of a reasonable investor to buy, hold or sell YUMC securities or would affect the price of YUMC securities.
(ii)
Annual, interim and quarterly results. An Executive Officer must not deal in any YUMC securities on any exchange during any of the following periods:

(1)
on the day and one trading day after which the YUMC’s annual, interim or quarterly financial results are published; and

(2)
during the period of 60 days immediately preceding the date on which YUMC’s annual financial results are published or, if shorter, the period from the end of the relevant financial year up to the publication date of the results; and

(3)
during the period of 30 days immediately preceding the date on which YUMC’s quarterly and half-year financial results are published or, if shorter, the period from the end of the relevant quarterly or half-year period up to the publication date of the results.

Window Periods. In addition and subject to the dealing restriction as mentioned under “Absolute Prohibition Periods.” above, you are strongly encouraged to limit your activity to a window period. A window period typically begins after one trading day of both the New York Stock Exchange and the Hong Kong Stock Exchange following YUMC’s earnings release for a quarter and continues through the fourteenth (14th) calendar day of the third month of the then current quarter. Window periods are subject to early closure at any time.

10b5-1 Plans. You may enter into a 10b5-1 plan in which you make advance “irrevocable” directives regarding transactions in YUMC securities over an extended period of time. You must enter into the 10b5-1 plan during a window period which is not within the Absolute Prohibition Periods and can exercise no discretion over the plan once it is in place. You must obtain from the Legal Department pre- clearance of any 10b5-1 plan relating to YUMC securities. Since Rule 10b5-1 does not create an exemption for Section 16 of the Securities Exchange Act of 1934 (“Section 16”), the Legal Department must be notified promptly after any transaction executed pursuant to a 10b5-1 plan in order to make any required filings under Section 16 timely, and the broker or other person executing the transaction must timely file a Form 144, to the extent required. Careful consideration and preparation are necessary to implement a 10b5-1 plan. To utilize a 10b5-1 plan, a minimum of 25,000 options/shares should be covered by the plan. If you have any questions regarding 10b5-1 plans, please contact YUMC’s Chief Legal Officer at (86) 21- 2407-7777.

Margin Accounts and Pledging. Securities held by an Executive Officer in a margin account or pledged as collateral for a loan may be sold without the Executive Officer’s consent by the broker if the Executive Officer fails to meet a margin call or by the lender in foreclosure if the Executive Officer defaults on the loan. A margin or foreclosure sale that occurs when an Executive Officer is aware of material nonpublic information or inside information may, under some circumstances, result in unlawful insider trading. Because of this danger, Executive Officers must not hold YUMC securities in a margin account or pledge or create any other security interests in YUMC securities as collateral for a loan.

Speculative Trading. Speculative trading in YUMC securities, including trading in puts, calls or other hedging or monetization transactions, is prohibited.

Pre-Clearance and SEC/SFC Reporting. Prior to initiating any transaction in YUMC securities (including executing a 10b5-1 plan), you are required to contact the Legal Department in writing to request for a dated written acknowledgment to pre-clear any such transactions. Such written requests for pre-clearance should be submitted at least three business days in advance of the proposed transaction. Clearance of a transaction is only valid for three business days from the date it was granted, and if a transaction is not executed within such time, then pre-clearance must be requested again. The Legal Department may assist you in complying with the U.S. Securities and Exchange Commission (the “SEC”) reporting requirements and, if applicable, the disclosure of interest filing to comply with the SFO in Hong Kong. The Legal Department shall also maintain written record in relation to the pre-clearance request and response.

It is important to understand that this policy is designed to help you comply with U.S. federal laws and regulations and Hong Kong laws and regulations. Under these laws and regulations, a person who trades while in possession of material nonpublic information or inside information is subject to extensive fines and criminal penalties up to and including imprisonment.

The SEC has imposed stringent filing requirements which generally require reporting on a Form 4 within two business days of any acquisition or disposition of YUMC securities. To meet this two-business day requirement and, if applicable, SFC filing requirement on disclosure of interest, the Legal Department will need to work with your broker to ensure it receives information regarding your transaction. You should conduct all transactions in YUMC securities with brokers that have been authorized by the Legal Department.

Consequences of Late Filings. Any late or delinquent Section 16 filings are required to be reported in our proxy statement in a separate captioned section, naming names. The SEC has been granted broad authority to seek “any equitable relief that may be appropriate or necessary for the benefit of investors” for violations of any provisions of the securities laws. In addition, penalties up to and including fines and prison time may be imposed for any late filings. Our compliance procedures are designed to help avoid any late filings.

Other Notification Obligations. Any Executive Officer who acts as co-trustee of a trust must ensure that his/her co-trustees are aware of the identity of any company of which he/she is a director or an executive officer. Any Executive Officer who is a beneficiary, but not a trustee, of a trust which deals in YUMC securities must endeavor to ensure that the trustees notify him/her after the trustees have dealt in YUMC securities on behalf of the trust, in order that the Executive Officer in turn may notify YUMC (for this purpose, such Executive Officer must ensure that the trustees are aware of such listed issuers of which he/she is a director or an executive officer).

Your Broker. We recommend that you give a copy of this policy to your broker.

Confidentiality; Disclosure of Material Nonpublic Information/Inside Information. Executive Officers must maintain nonpublic information and inside information about YUMC in strict confidence, must not communicate such information to any person outside YUMC or other than on a need to know basis inside YUMC and should refer any questions to YUMC’s Chief Legal Officer. Executive Officers who disclose material nonpublic information or inside information may be subject to civil and criminal penalties for inappropriately passing information to people who may use it for their benefit, and a “tippee” (i.e., a person not subject to the policy who receives material nonpublic information or inside information) who trades while in possession of such information may also be subject to the civil and criminal penalties.

Examples of Transactions Covered by This Policy. A transaction in YUMC securities may be executed only after it is pre-cleared by the Legal Department in writing and provided that you are not in possession of material nonpublic information or inside information concerning YUMC.

The following are examples of transactions covered by this policy:

1.
Open market purchases and sales.

2.
Stock plan transactions, including stock option or stock appreciation right exercises, and elections to deliver YUMC stock to pay the option exercise price and/or satisfy the related tax withholding obligations.

3.
Intra-plan transfers, cash distributions and/or plan loans that (a) affect your participation in the YUMC Common Stock investment alternative of your 401(k) account under the 401(k) Plan, and (b) are not in connection with an Executive Officer’s retirement or other termination of employment.

4.
A gift of YUMC stock.

5.
A contribution or transfer of YUMC stock to a trust, even if the trust is indirectly owned by you.

6.
Transfers of YUMC stock from direct to indirect or from indirect to direct ownership.

Approved by the Board of Directors on January 11, 2024